C. Edward Chaplin

Chief Financial Officer

MBIA Inc.

113 King Street, Armonk, NY 10504

Tel. (914) 765-3925 Fax (914) 765-3080

Chuck.Chaplin@mbia.com

www.mbia.com

August 29, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	MBIA Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Form 10-Q for the Quarter Ended March 31, 2008

File No. 1-9583

Dear Mr. Rosenberg:

MBIA Inc. (“MBIA” or the “Company”) is pleased to respond to your letter dated June 27, 2008 in which you provided comments to its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008. For your convenience, we have reproduced your comments followed by our corresponding responses. Also, please note that we have provided additional disclosures in our Form 10-Q for the quarter ended June 30, 2008 that were responsive to several of your comments. Accordingly, the following responses include those disclosures that were included in our Form 10-Q for the quarter ended June 30, 2008 where indicated.

Form 10-K for the year ended December 31, 2007

Critical Accounting Estimates, page 45

Loss and Loss Adjustment Expenses, page 45

SEC Comment:

1.	We acknowledge your response to prior comment 2. Please disclose the net par amount of the five multi-sector CDOs on your Classified List. Please also disclose the net par amount of the three CDOs on your Caution Lists.

MBIA Response:

The Company has updated its disclosure to include the net par amount of CDOs appearing on its Classified List and Caution Lists that include subprime mortgage exposure. The following disclosure appears on page 58 of the Company’s Form 10-Q for the quarter ended June 30, 2008.

“MBIA insures mortgage-backed securities backed by subprime mortgages directly through residential mortgage-backed securities securitizations. MBIA also has indirect exposure to subprime mortgages that are included in CDOs in which MBIA guaranteed the senior most tranche of such transactions. There has been growing stress in the subprime mortgage market reflected by delinquencies and losses, particularly related to subprime mortgage loans originated during 2005, 2006, and 2007. As of June 30, 2008, the Company had $4.1 billion of net par outstanding from direct exposure to subprime mortgages and $9.9 billion of net par outstanding from indirect exposure (CDOs) to subprime mortgages. While subprime transactions directly guaranteed by MBIA include collateral consisting of mortgages originated during 2005, 2006 and 2007, given the amount of subordination below MBIA’s insured portion of such transactions available to absorb any losses from collateral defaults, we currently do not expect material ultimate losses on these transactions. As of June 30, 2008, there were no insured direct subprime mortgage transactions with 2005, 2006, or 2007 subprime mortgage collateral appearing on the Company’s Classified List or Caution Lists. As of June 30, 2008, we expected losses of $6 million (on a present value basis) on two multisector CDOs with net par outstanding of $47.1 million that include subprime mortgage exposure and that were reported on our Classified List. Additionally, there were four multisector insured CDOs with net par outstanding of $2.6 billion that include subprime mortgage exposure and that were reported on our Caution Lists.”

In addition to the above, the Company has exposure to subprime mortgages through transactions executed in credit derivative form for which it has estimated credit impairments. Credit impairments on these transactions represent the Company’s estimate of expected loss payments, which may be different than a transaction’s fair value. While insured credit derivative transactions are accounted for under SFAS 133 and are included in the Company’s derivative disclosures, the Company applies the same surveillance and loss assessment process to these transactions as it applies to its financial guarantee policies in order to determine any credit impairment.

SEC Comment:

2.	We acknowledge your response to prior comments 3. Please disclose the following:

•	Your key assumptions in developing the additional loss and LAE reserve of $265 million for the three months ended March 31, 2008 related to RMBS;

•

Discuss how management has adjusted each of the key assumptions used in calculating the current loss given their historical changes or given current trends observed. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions; and

•	Include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumptions used would have on the unallocated RMBS loss reserve.

MBIA Response:

The key assumptions used in developing the additional loss and LAE reserve of $265 million for the three months ended March 31, 2008 related to RMBS exposure were the same as those disclosed on page 33 and 34 of the Company’s Form 10-Q for the quarter ended March 31, 2008. The Company did not maintain an unallocated RMBS loss reserve as the $265 million was assigned to case basis reserves for specific insured obligations. The quantified and narrative disclosure of the impact of reasonably likely changes in our assumptions appearing on page 34 of the Company’s Form 10-Q for the quarter ended March 31, 2008 included the RMBS exposure related to the $265 million of additional loss reserves. The following is the disclosure included in the Company’s Form 10-Q, on page 37, for the quarter ended June 30, 2008. The bold text was added for clarity.

“In the first six months of 2008, additions to case basis reserves related to our RMBS exposure totaled $639 million, which represented the majority of our case basis activity for the period. The increase of $129 million from the first quarter of 2008 is primarily offset by the establishment of salvage and subrogation receivables of $116 million as of June 30, 2008, which is included in “Other Assets”.

In determining case basis reserves recorded in the first six months of 2008, including the $265 million of additional loss reserves recorded in the first quarter of 2008 related to our RMBS exposure, the Company employed a multi-step process using a proprietary cash flow model and a commercially available model, which were used to analyze various collateral performance scenarios and assumptions. The cash flow models used current underlying loan delinquencies and assumptions about future loan delinquencies to project future loan defaults and ultimate cumulative net losses for transactions. The Company establishes a case basis reserve for any transaction to the extent that cumulative loan losses exceed available credit support after application of the models.

The following are the principle assumptions used with respect to the underlying loans to analyze the projected performance of a transaction:

•

We assumed that loans reported as delinquent as of the end of the fourth quarter of 2007 and the first quarter of 2008 would default during the following six months at an assumed default rate based on the number of days that the loan was delinquent at such time (the “Roll Rate Default Methodology”).

•

We generally assumed that loans that were between 30 and 60 days delinquent would default at a rate of 45%, loans that were between 60 and 90 days delinquent would default at a rate of 60%, and loans that were 90 days or more delinquent would default at a rate of 100% (each a “delinquency bucket”).

•

In all instances for loans that were not reported as delinquent as of the end of the respective reporting dates, we forecast losses beginning in month seven of the forecast using a conditional default rate (“CDR”). A CDR is an estimate of the percent of performing loans in a pool of loans that are expected to default during a given time period.

•

For 2007 vintage transactions with more limited performance history, the assumed CDR was equal to the greater of the observed one- or three-month average CDR and a hypothetical CDR determined using the Roll Rate Default Methodology.

•	The CDRs described above were held at constant rates for 18 months before decreasing over time.

•	We assumed servicer advances for delinquent loans to be zero.

•	We assumed that all defaulted loans will result in a total loss of principal after a six-month liquidation period.

In addition, for transactions secured by home equity lines of credit (“HELOCs”), the model considered borrower draws and repayment rates. For HELOCs, the current three-month average draw rate was used to project future draws on the line. For HELOCs and transactions secured by fixed rate closed-end second mortgages (“CES”), the three-month average conditional repayment rate (“CRR”) was used to project voluntary principal repayments. A one-month average CRR was used when a three-month was not available. Cash flows also assumed a constant basis spread between floating rate assets and floating rate insured debt obligations (the difference between Prime and LIBOR interest rates, minus any applicable fees). For all transactions, cash flows considered allocations and other structural aspects of a transaction, including managed amortization periods, rapid amortization periods and claims against MBIA’s insurance policy consistent with such policy’s terms and conditions.

The assumptions and cash flow structure referenced above resulted in a forecasted cumulative collateral loss that was added to existing actual cumulative collateral losses. The resulting estimated net claims on MBIA’s insurance policies were discounted to a net present value reflecting MBIA’s obligation to pay claims over time and not on an accelerated basis. The above assumptions represent MBIA’s best estimate of how transactions will perform over time.

However, additional case basis loss and LAE reserves of approximately $573 million would be required in the event that the period of elevated roll rates and CDRs were to increase by six months followed by a twelve-month lengthening of the period during which CDR rates are assumed to decrease. Such an addition to case basis loss and LAE reserves would likely require loss and LAE in excess of the expense resulting from our loss factor. We monitor portfolio performance on a monthly basis against projected performance, reviewing delinquency, default and CDR trends. In the event of a material deviation in actual performance from projected performance, we would increase case loss reserves accordingly.”

Derivative Instruments, page 48

SEC Comment:

3.	We are continuing to evaluate your response and disclosures related to the fair value of your credit derivatives and we may have further comments.

MBIA Response:

Your comment is duly noted.

Financial Statements

Note 11 - Investments, page 112

SEC Comment:

4.	We acknowledge your response to prior comment 16. You stated that 86% of your asset-backed securities are rated Aaa. Please disclose the amount of securities that are guaranteed by third parties along with the credit rating with and without the guarantee. Please also disclose the amount of realized losses recognized on the eight CDO investments that were other than temporarily impaired at March 31, 2008.

MBIA Response:

The Company has updated its disclosure to include the amount of CDO investments that were other than temporarily impaired. The following disclosure appears on pages 85 and 86 of the Company’s Form 10-Q for the quarter ended June 30, 2008.

“The following table presents the fair values and unrealized losses by credit rating category of asset-backed securities included in our consolidated investment portfolio as of June 30, 2008 for which fair value is less than amortized cost. Fair values include the benefit of guarantees provided by financial guarantors, including MBIA. The credit ratings are based on ratings from Moody’s as of June 30, 2008 or an alternate ratings source, such as S&P, when a security is not rated by Moody’s.

In millions	Aaa		Aa		A		Baa		Below Investment Grade		Total
Asset-Backed Sector	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
ABS CDO	$149	$(143)	$51	$(50)	$140	$(107)	$13	$(9)	$60	$(86)	$413	$(395)
Non-Agency RMBS	418	(75)	130	(51)	78	(44)	102	(54)	28	(37)	756	(261)
Corporate CDO	659	(89)	49	(5)	—	—	—	—	—	—	708	(94)
Auto Loans	314	(3)	47	(2)	82	(6)	82	(14)	—	—	525	(25)
Credit Cards	288	(12)	—	—	14	(0)	—	—	—	—	302	(12)
CMBS	8	(0)	—	—	—	—	—	—	—	—	8	(0)
Other ABS	275	(28)	89	(10)	130	(26)	78	(21)	—	—	572	(85)

Total	$2,111	$(350)	$366	$(118)	$444	$(183)	$275	$(98)	$88	$(123)	$3,284	$(872)

We have reviewed the above securities as part of our assessment of other-than-temporary impairments of our entire investment portfolio. During our review, we assessed (i) the magnitude and duration of declines in fair value and (ii) the reasons for the declines, such as general credit spread movements in each asset-backed sector, transaction-specific changes in credit spreads, credit rating downgrades, and modeled defaults and principal and interest payment priorities within each investment structure. Ninety-five percent of our investments in asset-backed securities included in the preceding table were rated investment grade with 64% rated Aaa. Of the $3.3 billion of asset-backed securities reported in the preceding table, $1.3 billion include the benefit of guarantees provided by third-party financial guarantors and $566 million include the benefit of guarantees provided by MBIA Corp. The average credit rating of all of guaranteed asset-backed securities, using the higher of the guarantors’ ratings or the underlying ratings, was Aa and the average underlying credit rating of those securities, without giving effect to the guarantees, was A.

Based on our assessment of other-than-temporary impairments within our investment portfolios, we concluded that 16 asset-backed securities were other than temporarily impaired as of June 30, 2008 and we recorded realized losses of $ 281 million on these securities through current earnings for the three month ended June 30, 2008. Impairments of ABS investments in the second quarter of 2008 principally resulted from actual or expected securities sales subsequent to June 30, 2008 executed in connection with rebalancing our asset/liabilities products asset portfolio. For the six months ended June 30, 2008, we recorded $424 million of realized losses on eight other than temporarily impaired ABS. We believe that, over time, the remainder of our asset-backed investments will recover to fair values at least equal to their amortized costs through improvements in market conditions and the repayment of principal. As we have the ability and intent to hold these securities until such a recovery in value, we have not realized losses on the remainder of our asset-backed investment portfolio through current earnings.”

Note 13 - Income Taxes, page 117

SEC Comment:

5.	We acknowledge your response to prior comment 17. Please enhance your proposed disclosures that no valuation allowance is required on your $2.9 billion deferred tax asset as follows:

•	The key assumptions used in your taxable income projection;

•

The impact that your recent downgrade by S&P and Moody’s will have on your valuation allowance analysis. Please tell us if the contracts for which future installment premiums are to be received are subject to possible cancellation by the holder as a result of the downgrade; and

•	That the federal income tax treatment of credit default swaps is an unsettled area of tax law and the possible outcomes that may result due to this uncertainty.

MBIA Response:

The Company has updated its disclosure to address your comments. Please note that the Company recorded a $199 million valuation allowance on its deferred tax asset in the second quarter of 2008. The following disclosure begins on page 29 of the Company’s Form 10-Q for the quarter ended June 30, 2008.

“NOTE 9: Income Taxes

Provision for Income Taxes

The Company’s income taxes and the related effective tax rates for the three and six months ended June 30, 2008 and 2007 are as follows:

	Three months ended June 30
In millions	2008		2007
Pre-tax income from continuing operations	$2,935		$293
Provision for income taxes	1,235	42.1%	81	27.7%

	Six months ended June 30
In millions	2008		2007
Pre-tax income from continuing operations	$(765)		$570
Provision for income taxes	(58)	7.6%	160	28.0%

The Company’s effective tax rate for the quarter was primarily a result of the mark-to-market net gains recorded on the Company’s derivatives portfolio. For the six months ended June 30, 2008, the Company has recorded mark-to-market net losses which are treated as discrete items for purposes of calculating its full year effective tax rate. As such, the tax benefit related to the net mark-to-market losses for the six months ended June 30, 2008, calculated at the statutory tax rate of 35%, is an adjustment to the annual effective tax rate that the Company has estimated for all other pre-tax income. Given its inability to estimate the mark-to-market losses for the full year of 2008, which directly affects the Company’s ability to estimate pre-tax results and the related effective tax rate for the full year of 2008, the Company believes that it is appropriate to treat the mark-to-market net losses as a discrete item for purposes of calculating the effective tax rate for the quarter. Further changes in the fair value of the Company’s derivative portfolio during 2008 will impact the Company’s annual effective tax rate.

In addition, the Company’s effective tax rate for the quarter has been impacted by the valuation allowance recorded against the deferred tax asset attributable to the capital losses recognized in connection with the repositioning of the asset/liability products segment’s investment portfolio.

Deferred Tax Asset, Net of Valuation Allowance

A valuation allowance is required to reduce a potential deferred tax asset when it is more likely than not that all or a portion of the potential deferred tax asset will not be realized. All evidence, both positive and negative, needs to be identified and considered in making the determination. Future realization of the existing deferred tax asset ultimately depends on the existence of sufficient taxable income of appropriate character (for example, ordinary versus capital) within the carryback or carryforward period available under the tax law. At June 30, 2008, the Company has reported a net deferred tax asset of $1.5 billion primarily related to mark-to-market losses and net capital losses recorded on the Company’s derivative and investment portfolios, respectively. Included in the net deferred tax asset of $1.5 billion is a valuation allowance of $199 million established in the quarter resulting from the capital losses recognized in connection with the repositioning of the asset/liability products segment’s investment portfolio.

Mark-to-market Adjustment on Credit Derivative Contracts

Approximately $1.4 billion of the net deferred tax asset was a result of the cumulative mark-to-market losses of $3.9 billion, primarily related to insured credit derivatives. The Company believes that it is more likely than not that its total $1.4 billion in deferred tax assets associated with the mark-to-market losses of $3.9 billion will be realized as the Company expects the mark-to-market losses to substantially reverse over time, at which point the related deferred tax asset will reverse. As such, no valuation allowance with respect to this item was established. In its conclusion, the Company considered the following evidence (both positive and negative):

•

Due to the long-tail nature of the financial guarantee business, it is important to note that the Company, even without regard to any new business, will have a steady stream of scheduled premium earnings with respect to the existing insured portfolio. The Company’s announcement in February 2008 of a six-month suspension in writing new structured finance transactions and a complete exit from the insurance of credit derivatives would not have an impact on the expected earnings related to the existing insured portfolio (i.e. the “back-book” business). Although the Company expects the majority of the mark-to-market adjustment to reverse at maturity, the Company performed a taxable income projection in a hypothetical extraordinary loss/impairment scenario in which the entire cumulative mark-to-market adjustment to date became fully impaired triggering deductible losses for tax purposes. In this analysis, the Company concluded that premium earnings, even without regard to any new business, combined with investment income, less deductible expenses, will be sufficient to recover the deferred tax asset of $1.4 billion. Some of the other key assumptions were:

•	Hypothetical extraordinary loss/impairment of $3.9 billion which is equal to the cumulative mark-to-market losses to date;

•	Built-in taxable income of contingency reserve deductions under Section 832(e)(5) of the Internal Revenue Code;

•	A haircut applied to back-book earned premium on future installments based on recent data; and

•	Recoupment of net operating losses through a two-year carryback as permitted under the current tax law.

•

The Company’s decision to eliminate the current dividend on its common stock and raise $2.6 billion in additional capital in January and February of 2008 is not a result of lack of liquidity in terms of working capital but rather was to meet the ratings agencies’ additional capital requirement in order to preserve the Company’s triple-A rating. While the Company was not able to retain its triple-A rating, the downgrade does not have a material impact to its earnings on the back-book insured portfolio which the Company believes will be sufficient to absorb losses in the event that the cumulative mark-to-market losses became fully impaired.

•

The Company believes that the recent ratings downgrade by S&P and Moody’s will not have a material impact to the Company’s earnings on its back-book insured portfolio. With respect to installment policies, the Company generally does not have an automatic cancellation provision solely in connection with ratings downgrades. For purposes of projecting future taxable income, the Company has applied a haircut to account for the cancellation of future installment premiums based on recent data. With regard to upfront policies, to the extent that the issuer chooses to terminate a policy, any unearned premium reserve with respect to that particular policy will be accelerated and earned (i.e. refundings).

•

The Company treats the CDS contracts as insurance contracts for U.S. tax purposes. The Company provides an insurance wrap with respect to CDS contracts written by LaCrosse Funding Products LLC (“LaCrosse”). While LaCrosse’s financial information is consolidated into MBIA’s GAAP financials based on the FIN 46 criteria, MBIA does not hold any equity interest with respect to LaCrosse. MBIA’s income derived from CDS contracts is treated as premium income for statutory income purposes. In the event that there is a default in which MBIA is required to pay claims on such CDS contracts, the Company believes that the losses should be characterized as an ordinary loss for tax purposes and, as such, the event or impairment will be recorded as case reserves for statutory accounting purposes in recognition of the potential claim payment. For tax purposes, MBIA follows the statutory accounting principle as the basis for computing its taxable income. Because the federal income tax treatment of CDSs is an unsettled area of tax law, in the event that the Internal Revenue Service has a different view in which the losses are considered capital losses, the Company may have to establish a valuation allowance against the deferred tax asset that would have a material adverse effect on MBIA’s financial condition.

Capital Losses Recognized due to the Reposition of the Asset/Liability Products Segment’s Investment Portfolio

The remaining deferred tax asset of $111 million represents the expected capital loss carryforward (after the allowable three-year carryback and expected capital gains) for 2008 attributable to the losses realized in connection with the repositioning of the asset/liability products segment’s investment portfolio. The $111 million is net of a valuation allowance. On a gross basis, the deferred tax asset is $310 million and the valuation allowance is $199 million.

Unrealized Losses on FAS 115 Securities

At June 30, 2008, the Company has approximately $1.5 billion in unrealized losses, the majority of which are related to fixed-income securities. The Company has approximately $507 million in deferred tax asset related to such unrealized losses. The Company expects, based on ability and intent, to hold these investment until maturity. As such, the Company expects the recovery of the value of these securities to par and the related deferred tax asset will reverse over the life of the securities.

After reviewing all of the evidence available, both positive and negative, MBIA believes that it has appropriately valued the recoverability of its deferred tax asset, net of the valuation allowance, as of June 30, 2008. The Company continues to assess the need for additional valuation allowances as additional evidence becomes available.

Uncertain Tax Positions

MBIA’s major tax jurisdictions include the U.S., the U.K. and France. MBIA and its U.S. subsidiaries file a U.S. consolidated federal income tax return. U.S. federal income tax returns have been examined through 2005 by the Internal Revenue Service. The U.K. tax matters have been concluded through 2004. The former U.K. branch of MBIA Assurance S.A., which is now part of UK Insurance Ltd. is currently under inquiry for the 2005 tax year, which is expected to be concluded in the year-end of 2008. The French tax authority has concluded the examination through the 2003 tax year with the issue on the recognition of premium income for tax purposes pending resolution, as discussed below.

In April 2005, the French tax authority commenced an examination of the Company’s French tax return for 2002 and 2003. Upon completion of the audit, the Company received a notice of assessment in which the French tax authority has accelerated the manner in which the Company recognizes earned premium for tax purposes, contrary to the French statutory method. The Company has protested and has filed for an appeal with respect to the assessment and the Company’s position is currently under review. Due to the uncertainty surrounding the outcome of the examination, the Company accrued the potential tax liability relating to the French tax audit for all open tax years through 2007 prior to the adoption of FIN 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109”. The total amount accrued with respect to the uncertain tax position is approximately $23 million, as updated and the related interest and penalties is approximately $3 million, as updated. The Company is currently actively pursuing to resolve the matter within the next twelve months.”

Note 14 - Business Segments, page 120

SEC Comment:

6.	We acknowledge your response to prior comment 18. It is unclear why you have only two operating segments. Please tell us the following:

1.	You stated that you consider public finance, structured finance and credit default derivative products to be similar in that they provide protection from financial loss and utilize much of the same internal resources and technology. Please tell us how you determined that the economic characteristics were similar for public finance guarantees with their historically low loss rate and structured finance and credit default derivatives products with their faster growth rates but higher exposure to losses;

2.	You stated that you consider public finance, structured finance and credit default derivative products to be part of the insurance operating segment. Please tell us how you are able to effectively manage the risks and returns of the insurance operating segment given the varying growth rates and exposure to losses of the various products. For example, public finance guarantees have low growth rates and historically low defaults, credit derivative products have high relative growth rates but high exposure to losses;

3.	You stated that you do not prepare discrete financial information for each product. Please tell us how the Credit Risk Committee of the Board of Directors monitors the underwriting process to ensure compliance with guidelines, review proposed changes to underwriting policy and guidelines, and review your exposure guidelines for the insurance portfolio; and

4.	In your recent proxy report you disclosed that the performance objectives for 2007 used to determine performance bonuses consisted of various goals, including credit quality, risk management (including underwriting and pricing discipline), and expanding your business by increasing products and clients. Please tell us how the Executive Officers and the Compensation Committee of the Board of Directors are able to monitor performance toward these objectives without the preparation of discrete financial information for public finance, structured finance and credit derivative products.

MBIA Response:

As disclosed in MBIA’s Form 10-K for the fiscal year ended December 31, 2007 and in its Form 10-Q for the quarter ended June 30, 2008, the Company manages its business through five operating segments; insurance, asset/liability products, advisory services, conduits, and corporate. Within the insurance segment, the Company has broadly categorized its products by public finance and structured finance. While these categories help to distinguish transactions written in different marketing sectors, the Company does not believe that these categories, or a further break-out of either category into transactions written in insurance and credit derivative forms, constitute separate operating segments under SFAS 131 for the reasons stated in the Company’s letter to you dated May 30, 2008 and those presented below.

MBIA’s Chief Operating Decision Maker (“CODM”) regularly reviews revenues and expenses at the operating segment level to make decisions about operating matters, which is consistent with paragraphs 5 and 10 of SFAS 131. While operating matters are decided at the operating segment level, analysis of risks and returns and related pricing of transactions is performed by underwriting and credit risk approval at the transaction level considering, among other factors, capital usage and pro-forma expenses. While capital requirements are assessed at a transaction level, required and excess capital resources are not allocated among public finance and structured finance for purposes of analyzing profitability. Therefore, actual “all-in” revenues and expenses are not available at the transaction level or the public finance and structured finance level after a transaction closes and the Company does not allocate revenues or expenses below the level of its operating segments.

With respect to credit default derivative products, the terms and conditions and liquidity provisions of insured credit default swaps are similar to financial guarantee insurance policies. In both types of transactions the credit risk is assumed until the maturity of the obligations guaranteed by MBIA, MBIA is not required to post collateral, acceleration is not permitted, and the instruments are not traded (i.e. no observable market prices). From an underwriting, risk management and profitability perspective, MBIA generally does not distinguish between credit protection provided in the form of a financial guarantee insurance contract from protection executed in credit derivative form within its insurance segment. The notion of trading marks is therefore irrelevant, and likewise, management of the Company believes mark-to-market accounting does not accurately reflect the economics of its insurance business.

With respect to your specific questions, the numbered responses below correspond to each numbered comment above.

1.	Public finance and structured finance transactions follow the same credit risk approval and underwriting process based on the procedures established by the Executive Credit Committee. The economic characteristics are evaluated using a framework and procedures that are consistent for public finance and structured finance financial guarantees. These procedures address credit risk, market risk, operational risk, pricing, client management, and other criteria. As part of the credit analysis process, economic characteristics of both public finance and structured finance transactions are analyzed. This analysis considers aggregate gross and net par exposure, security provisions, transaction structure, counterparty risk, adequacy of anticipated cash flow, comparability of similar transactions recently executed, due diligence results, and credit limits, among other considerations. The credit underwriting process involves using risk selection criteria covering those aspects of credit important for each of the types of risks being considered for insurance.

With regard to your reference to differences in exposure to losses, MBIA insures public finance and structured finance transactions within both high risk and low risk sectors. Capital requirements and ultimately pricing of a transaction are established by considering the risk level associated with the individual transaction and not its classification as either public finance or structured finance. In fact, structured finance transactions, including insured credit derivatives, were not expected to have higher levels of risk compared to public finance transactions when frequency of default and loss severity are both considered over time. While residential mortgage-related structured finance transactions today exhibit higher frequencies of default and severity than expected, the majority of our structured finance exposures have continued to perform within our original expectations, consistent with the aggregate risk profile of the entire portfolio. Therefore, higher growth rates in structured finance net debt service insured alone would not be expected to increase the Company’s overall loss rate.

The Company’s cumulative loss rate (inception-to-date incurred losses divided by inception-to-date net debt service insured), including credit impairments on insured credit derivatives, is presented in the following table and, with the exception of 2007 and the first half of 2008, reflects similar loss rates for public finance and structured finance. The increase in the 2007 and 2008 structured finance loss rate is a result of mortgage-related losses.

	June 30, 2008	2007	2006	2005
Public Finance	0.03%	0.03%	0.03%	0.03%
Structured Finance	0.32%	0.16%	0.07%	0.07%

Total	0.13%	0.07%	0.04%	0.04%

MBIA does not consider its mark-to-market losses on credit default derivatives to be economic events, since it cannot be compelled to settle those contracts for their mark-to-market amounts and is not required to collateralize them. These mark-to-market losses reflect illiquidity in the trading of these instruments, and MBIA’s exposures are essentially not tradable. What is more relevant to MBIA’s business are expected cash payments on insured derivatives, which are analogous to the loss reserves the Company records on its financial guarantee insurance policies. While MBIA has recognized approximately $1 billion of expected cash payments on insured credit derivatives as of June 30, 2008 (included in the above loss rates), the overall cumulative loss rate on insured credit derivatives of 0.49% does not suggest that the loss rates are very different from the portfolio as a whole. Prior to the fourth quarter of 2007, the loss rate on insured credit derivatives was 0%, consistent with the low public finance loss rate.

2.	The management of the risks and returns of the insurance segment involves the Risk Management function. Risk Management is an enterprise-wide function responsible for the identification, assessment, measurement, and management of credit, market, and operational risks. MBIA’s risk tolerance is established and reviewed annually by the Company’s Board of Directors for the insurance segment and the investment management services segments. The Company has four senior executive risk committees that review and approve specific policies, criteria and procedures under the risk management framework: the Risk Oversight Committee, the Executive Credit Committee, the Executive/Investment Committee, and the Loss Reserve Committee. The Company’s credit exposure to both public finance and structured finance transactions is evaluated and mitigated through structure, security and control rights to ensure that pledged assets and revenues continue to be available for the Company to meet its insured financial guarantee obligations. The same risk management framework is applied to all transactions regardless of their classification as either public finance or structured finance (including insured credit derivatives). Given that the Company applies a consistent underwriting and risk management process to all transactions and as stated in item 1 above, it does not believe that its structured finance transactions possess a higher exposure to losses compared with its public finance transactions.

3.	The Board of Directors reviews and approves MBIA’s risk tolerance policy on an annual basis. The Board of Directors tracks risk performance of the insurance segment and adherence to the risk tolerance policy by aggregating risk reporting, by oversight of credit risk within the Credit Risk Committee of the Board of Directors, by oversight of market risk within the Finance Committee of the Board of Directors, and by oversight of financial, legal, compliance, and operational risks within the Audit Committee of the Board of Directors. The Board of Directors and Committees monitor the underwriting process to ensure compliance with guidelines, including the risk tolerance policy, through meetings with senior management, Executive Risk Committees, and review of reports. The reports include aggregate reporting of key metrics (i.e. par, credit ratings, and economic capital usage) showing level of risk, where risk is generated, returns on capital, risk concentration, nature of measurement capability, early warnings of large risks and stress testing. Credit risk reporting includes credit risk by product and portfolio, counterparty risk, and trends in credit exposures within the insurance segment.

4.	Discrete financial information is prepared at the operating segment level of MBIA, and regularly reviewed by the CODM to assess the performance of the segment and to make decisions about the allocation of resources to the segment. As stated above, MBIA’s operating segments consist of insurance, asset/liability products, advisory services, conduits, and corporate.

Performance bonuses are designed to provide a cash component of incentive compensation based on overall Company performance, performance of the insurance segment or investment management services segments (to the extent applicable), and individual performance. Performance objectives are established annually at the beginning of the year.

The Compensation Committee of the Board of Directors reviews and approves compensation for senior management. To assess performance, the Compensation Committee reviews the performance objectives established at the beginning of the year. Financial performance measures are established at the consolidated Company level, such as those related to growth in book value, return on equity, and earnings per share, or at the operating segment level, such as gross insurance segment expenses and asset management operating income. Risk management performance is assessed to ensure compliance with guidelines, including the risk tolerance policy, as described in item 3 above. Other performance measures may include successful completion of enterprise strategic initiatives, including those related to business expansion, capital strengthening, and ratings. All performance objectives are measurable against the Company’s current reporting structure as described herein and do not require a further break-out of the Company’s operating segments.

In summary, MBIA considers public finance, structured finance, and credit default derivative products to be part of the insurance operating segment. Discrete financial information is prepared and available at the insurance operating segment level, and is regularly reviewed by the CODM to assess the performance of the segment and to make decisions about the allocation of resources to the segment. Additionally, the underwriting process, required resources, and technology employed by the Company’s insurance segment are similar for all types of transactions and risks insured. The Company does not believe that a further break-out of its insurance segment, other than that already provided under the heading “Insurance Operations” within the “Results of Operations” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Form 10-Ks and Form 10-Qs, is meaningful. Furthermore, the Company does not track revenues and expenses at levels below its current insurance operating segment that would provide a representation of profitability and performance currently used by the Company. The Company believes that the insurance operations taken as a whole constitutes an operating segment as defined under SFAS 131 and, under paragraph 16 of SFAS 131, MBIA is required to report the insurance operating segment separately as a reportable segment.

SEC Comment:

7.	We acknowledge your response to prior comment 20. We will defer further comments on this issue pending our review of Channel Re’s audited financial statements.

MBIA Response:

Your comment is duly noted.

Form 10-Q for the Quarter ended March 31, 2008

Valuation of Financial Instruments, page 34

SEC Comment:

8.	You disclose that the some of your CDS contracts have mark-to-market termination payments for termination events under your control and that your CDS contracts have no acceleration of the payment to be made unless you elect to accelerate at your option. Please disclose the termination events that would require mark-to-market termination payments and disclose whether there are any situations in which the buyer of your CDS contracts could accelerate the payments.

MBIA Response:

The Company has updated its disclosure to clarify the termination events that would require mark-to-market termination payments and situations in which the buyer of MBIA’s CDS contracts could accelerate payments. The following disclosure appears on page 40 of the Company’s Form 10-Q for the quarter ended June 30, 2008.

“Our insured credit derivative policies are structured to prevent large one-time claims upon an event of default and to allow for payments over time (i.e. “pay-as-you-go” basis) or at final maturity. Also, each insured CDS we enter into is governed by a single transaction International Swaps and Derivatives Association, Inc. (“ISDA”) Master Agreement relating only to that particular transaction/insurance policy. There is no requirement for mark-to-market termination payments, under most monoline standard termination provisions, upon the early termination of the insured CDS. However, these contracts generally have mark-to-market termination payments for termination events related to MBIA Corp.’s failure to pay or insolvency and some have other mark-to-market termination payments for events within our control, such as the sale of all or substantially all of the assets of MBIA Corp. An additional difference between our CDS and the typical market standard CDS is that there is no acceleration of the payment to be made under our insured CDS contract in the ordinary course of business unless we elect to accelerate at our option. Furthermore, by law, these contracts are unconditional and irrevocable, and cannot be transferred to most other capital market participants as they are not licensed to write insurance contracts. Through reinsurance, the risk of loss (but not counterparty risk) on these contracts can be transferred to other financial guarantee insurance and reinsurance companies.”

SEC Comment:

9.	You disclosed on page 49 that unrealized losses in the first quarter of $3.6 billion consisted of marked-to-market losses on credit derivative contracts due to various factors that were partially offset by the impact of your own credit risk in accordance with SFAS 157. Please disclose the change in your credit risk or rating and the increase or decrease in your credit spreads due to this change for multi-sectored CDO squared, multi-sector, CMBS/CRE and corporate/other sources. Please also disclose the amount of the adjustments due to changes in your own credit risk.

MBIA Response:

In addition to the disclosures noted in your above comment, on page 49 of the Company’s Form 10-Q for the quarter ended March 31, 2008, the Company disclosed in tabular format its estimate of the mark-to-market losses by attribution factor, including the Company’s own credit risk which is presented under the heading “SFAS 157”. The mark-to-market attribution was also disclosed by “Multi-sector CDO”, “Commercial Real Estate/CMBS” and “Corporate/Other” sectors. The Company enhanced its disclosure in its Form 10-Q for the quarter ended June 30, 2008 by disclosing changes in the Company’s CDS spread, which is used to incorporate the Company’s own credit risk in its mark-to-market of insured credit derivative contracts. Additionally, the Company disclosed the mark-to-market by attribution factor for “Multi-sector CDO-squared” transactions separate from “Multi-sector CDO” transactions. The following disclosure was included on pages 55 and 56 of the Company’s Form 10-Q for the quarter ended June 30, 2008.

“Unrealized gains on insured derivatives in the second quarter of 2008 of $3.3 billion were primarily due to the impact of our own credit risk on the insured credit derivative portfolio in accordance with SFAS 157. The impact of our own credit risk was principally the result of a significant widening of MBIA Corp.’s CDS spread in the second quarter of 2008 in conjunction with the downgrades of its insurance financial strength ratings. At June 30, 2008, MBIA Corp’s five-year CDS spread was 40.75% upfront plus 5% per annum compared with 7.325% per annum as of March 31, 2008. Unrealized losses on insured derivatives in the first six months of 2008 of $253 million consisted of mark-to-market net losses on insured structured credit derivative contracts primarily resulting from the widening of underlying reference obligation credit spread levels and, to a lesser extent, lower recovery rates, subordination erosion and collateral rating migration, all of which were partially offset by the impact of SFAS 157. We estimate that credit impairments on insured derivatives as of June 30, 2008 were $1 billion, consisting of nine CDO transactions for which the Company expects to incur claims payments in the future. In the absence of further credit impairment or the termination of derivatives at a loss, the cumulative mark-to-market losses should reverse at the maturity of the insured credit derivatives. These credit derivative contracts have similar terms and conditions to the Company’s non-derivative insurance contracts and are evaluated for impairment under the same monitoring process. Additionally, the Company is not required to post collateral to counterparties of these contracts, thereby avoiding liquidity risks typical of standard credit derivative contracts.

Included in the mark-to-market net losses on insured credit derivative contracts are mark-to-market losses relating to exposure ceded to Channel Reinsurance Ltd. (“Channel Re”). As a result of our analysis of Channel Re’s claims-paying ability, mark-to-market losses relating to exposure ceded to Channel Re have been adjusted to reflect Channel Re’s ability to pay amounts due to MBIA if these contracts were to be settled at their current fair value. As of June 30, 2008, this adjustment reduced mark-to-market losses ceded to Channel Re by $37 million, thereby increasing MBIA’s net mark-to market losses. See the “Reinsurance” section included herein for more information on this adjustment.

The following table estimates the attribution of the mark-to-market gain for the second quarter of 2008 by sector and does not represent actual losses paid due to each attribute:

	Attribute
Sector In millions	Spread Widening	Credit Migration	Collateral Erosion	Time to Maturity	Change in Libor	SFAS 157	Reinsurer Haircut	Other	Total
Multi-sector CDO	$(627)	$(364)	$(468)	$(20)	$209	$1,600	$242	$23	$595
Multi-sector CDO-squared	(96)	(99)	(34)	(3)	78	523	72	4	445
Commercial Real Estate/CMBS	(111)	(252)	7	163	142	811	133	156	1,049
Corporate/Other	1,074	(6)	7	44	47	(47)	51	65	1,235

Total	$240	$(721)	$(488)	$184	$476	$2,887	$498	$248	$3,324

The following table estimates the attribution of the mark-to-market loss for the first six months of 2008 by sector and does not represent actual losses paid due to each attribute:

	Attribute
Sector In millions	Spread Widening	Credit Migration	Collateral Erosion	Recovery Rates	Time to Maturity	Change in Libor	SFAS 157	Reinsurer Haircut	Other	Total
Multi-sector CDO	$(2,174)	$(328)	$(770)	$(1,021)	$(36)	$16	$2,851	$(18)	$658	$(822)
Multi-sector CDO-squared	(557)	(380)	(34)	(229)	44	5	1,061	(5)	118	23
Commercial Real Estate/CMBS	(1,532)	(278)	(12)	—	360	12	1,893	(10)	3	436
Corporate/Other	(623)	(2)	(28)	—	183	2	673	(4)	(91)	110

Total	$(4,886)	$(988)	$(844)	$(1,250)	$551	$35	$6,478	$(37)	$688	$(253)

SEC Comment:

10.	You also disclosed on page 49 that marked-to-market losses relating to insurance ceded to Channel Re have been adjusted to reflect Channel Re’s ability to pay amounts due to you. Please disclose the nature of the adjustments, the increase or decrease in credit spreads due to these adjustments and quantify the amount of the adjustments related to Channel Re’s ability to pay amounts due to you.

MBIA Response:

The Company updated its disclosure in order to address your above comment. The following disclosure was included on page 55 of the Company’s Form 10-Q for the quarter ended June 30, 2008:

“Included in the mark-to-market net losses on insured credit derivative contracts are mark-to-market losses relating to exposure ceded to Channel Reinsurance Ltd. (“Channel Re”). As a result of our analysis of Channel Re’s claims-paying ability, mark-to-market losses relating to exposure ceded to Channel Re have been adjusted to reflect Channel Re’s ability to pay amounts due to MBIA if these contracts were to be settled at their current fair value. As of June 30, 2008, this adjustment reduced mark-to-market losses ceded to Channel Re by $37 million, thereby increasing MBIA’s net mark-to market losses. See the “Reinsurance” section included herein for more information on this adjustment.”

Fair Value Hierarchy- Level 3, page 40

SEC Comment:

11.	We note your level three investments are valued using quoted prices. Please tell us and disclose the following:

•	Whether you provide the assumptions for the models used by the brokers or dealers, or whether they provide them;

•	To the extent the assumptions are determined by these third parties, how you concluded the assumptions were appropriate for the circumstances; and

•

Whether you receive only one price estimate from the brokers or dealers, or whether multiple prices are obtained. If the latter, please disclose how you determine which price to use for purposes of your accounting and disclosure.

MBIA Response:

Quoted prices used to value the Company’s Level 3 investments are provided by third-party providers who use their own assumptions, data sources and models to derive such prices. The Company undergoes a quarterly process designed to assess the reasonableness of quoted prices from third-party providers. The following disclosure has been included on page 44 of the Company’s Form 10-Q for the quarter ended June 30, 2008 in order to enhance the Company’s disclosure and address your above comment.

“With respect to investments, all pricing is provided by third-party providers, who use their own data sources and models to arrive at fair value pricing for each security. On a quarterly basis, the Company performs an analysis of the reasonableness of third-party valuations using a variety of methods, including comparison of asset valuations for similar quality and maturity investments, internal modeling of implied credit spreads by sector and quality and comparison to published spread estimates, and assessment relative to comparable dealer offerings or actual transactions, if any, from a recent time period. If the Company believes a third-party quotation differs significantly from its internal assessment, the Company will review its findings with the provider with respect to data sources or assumptions used and the price provider may subsequently provide a revised price. This approach is followed whether we believe the price provided is significantly higher or lower than our internal assessment.”

***

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	SEC Staff comments or changes to disclosures in response to SEC Staff comments do not foreclose the SEC from taking action with respect to such filings; and

•	the Company may not assert SEC Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of thee United States.

Please do not hesitate to contact me at (914) 765-3925 if you should need further clarification or additional information with respect to our responses.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin